

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2016

Via E-Mail

Donald Ainscow
Norton Rose Fulbright US LLP
2200 Ross Avenue Suite 3600
Dallas, TX 75201

    Re: **Rofin Sinar Technologies Inc.**
           Response letter dated March 14, 2016
           File No. 0-21377

Dear Mr. Ainscow:

    We have received your response letter dated March 14, 2016, responding to our comment letter dated March 8, 2016. With respect to your response to comments 2 and 3 in our March 8, 2016 letter, we continue to have concerns that the mechanism you describe may not comply with the federal proxy rules, and in particular, Rule 14a-4(d)(1).

    Please do not hesitate to contact me at (202) 551-3263 with any questions.

                        Sincerely,

                        /s/ Christina Chalk

                        Christina Chalk
                        Senior Special Counsel
                        Office of Mergers and Acquisitions